                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 8)

                          OPHTHALMIC IMAGING SYSTEMS
                               (Name of Issuer)

                          COMMON STOCK, NO PAR VALUE
                        (Title of Class of Securities)

                                    683737
                                (CUSIP Number)

                          Premier Laser Systems, Inc.
                             Attn: Colette Cozean
                                3 Morgan Avenue
                               Irvine, CA 92718

                                with a copy to:

                           William J. Simpson, Esq.
                     Paul, Hastings, Janofsky & Walker LLP
                      695 Town Center Drive, 17th Floor
                         Costa Mesa, California 92626
                                (714) 668-6200

                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               November 20, 1998
                     (Date of Event Which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
------------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)


                              Page 1 of 5 Pages

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     PREMIER LASER SYSTEMS, INC.
     33-0472684

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        a[_]
                                                        b[X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                       [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     CALIFORNIA

NUMBER OF                  7.   SOLE VOTING POWER
SHARES
BENEFICIALLY                    2,131,758
OWNED BY
EACH                       8.   SHARED VOTING POWER
REPORTING
PERSON                              0
WITH

                           9.   SOLE DISPOSITIVE POWER

                                2,131,758

                          10.   SHARED DISPOSITIVE POWER

                                    0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,131,758




CUSIP No. 683737                     13D                      Page 2 of 5 Pages

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

     N/A

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     51.3%, BASED ON 4,155,428 SHARES OF COMMON STOCK REPORTED AS OUTSTANDING AS OF JULY 14, 1998.

14.  TYPE OF PERSON REPORTING

     CO



                     *SEE INSTRUCTIONS BEFORE FILLING OUT




CUSIP No. 683737                     13D                      Pages 3 of 5 Pages

                           OPHTHALMIC IMAGING SYSTEMS
                                  Common Stock

                                  SCHEDULE 13D

     This Amendment No. 8 (the "Amendment") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on December 29, 1997 (the "Original Schedule 13D"), as previously amended by Amendment No. 1 to the Original Schedule 13D filed with the Commission on January 5, 1998, by Amendment No. 2 to the Original Schedule 13D filed with the Commission on January 20, 1998, by Amendment No. 3 filed with the Commission on February 12, 1998, by Amendment No. 4 filed with the Commission on March 3, 1998, by Amendment No. 5 filed with the Commission on August 14, 1998, by Amendment No. 6 filed with the Commission on August 20, 1998 and by Amendment No. 7 filed with the Commission on August 21, 1998, with respect to the purchase by PREMIER LASER SYSTEMS, INC. ("Premier") of shares of common stock, no par value per share (the "Shares") of OPHTHALMIC IMAGING SYSTEMS, a California corporation ("OISI") (as amended, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings given to such terms in the
Schedule 13D.

Item 4.  Purpose of Transaction.

         The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

         On November 20, 1998, OISI delivered a letter to Premier confirming, among other things, that OISI had established and publicly disclosed January 7, 1999 as the date of its next annual shareholders' meeting (the "Meeting"). In that same letter, OISI agreed to not change or reschedule the date of the Meeting without Premier's written consent. In contemplation of the board of directors election to be held at the Meeting, Premier intends to supply OISI with a proposed slate of qualified board of director candidates. Premier anticipates that OISI's current CEO, Steve Verdooner, will remain as a board member. Premier's proposed slate will not, however, include any other current OISI officers or directors, nor will the slate include any officers or directors of Premier. Assuming that the slate is acceptable to OISI's current board of directors, Premier believes that OISI will include the slate in OISI's proxy statement for the Meeting.

         Premier has no current plans to acquire additional securities of OISI. It is possible, however, that Premier could acquire additional shares of OISI in the future.

         Premier and OISI are currently in the process of negotiating certain aspects of their relationship, including the repayment by OISI of certain indebtedness of OISI to Premier.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     This item as previously filed is amended and supplemented by incorporating herein the additions to Item 4 made by this Amendment No. 8.

Item 7.  Material to be Filed as Exhibits.

         The response set forth in Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.14  Letter to Premier from OISI dated November 20, 1998.




CUSIP No. 683737                     13D                      Pages 4 of 5 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 24, 1998

                                               PREMIER LASER SYSTEMS, INC.

                                               By:/s/ Charles J. Olson
                                                  --------------------
                                                  Name: Charles J. Olson
                                                  Title: Chief Financial Officer




CUSIP No. 683737                     13D                      Pages 5 of 5 Pages